Exhibit 99.29
CERTIFICATE OF AUTHOR
As the author of portions of this report on Peak Gold Mines Pty Limited and Minera Alumbrera Ltd. in which Wheaton River Minerals Ltd. is to earn an interest, I, B. Terrence Hennessey do hereby certify that:
1.	I am employed by, and carried out this assignment for,
Micon International Limited
Suite 900
390 Bay Street
Toronto, Ontario
M5H2Y2
tel. (416) 362-5135
fax (416) 362-5763;
2.	I hold the following academic qualifications:
B.Sc. (Geology)                      McMaster University                      1978
3.	I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Ontario (membership number 0038); as well, I am a member in good standing of several other technical associations and societies, including:
The Australasian Institute of Mining and Metallurgy (Member)
The Canadian Institute of Mining, Metallurgy and Petroleum (Member)
4.	I have worked as a geologist in the minerals industry for 27 years;

5.	I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 6 years as an exploration geologist looking for gold, base metal and tin deposits, 11 years as a mine geologist in both open pit and underground mines and 6 years as a consulting economic geologist;

6.	I visited the Peak Gold Mine and Minera Alumbrera data room from October 14 to 17, 2002. I visited the Peak Gold Mine property from October 18 to 19 2002, and the Alumbrera property from October 22 to 23, 2002;

7.	I am responsible for the preparation of Sections 1 (portions), 3.0 to 4.12, 4.14.1, 4.14.3 (portions), 4.15, 4.17 (portions), 4.18 (portions), 5.1 to 5.12, 5.14.1, 5.14.3 (portions) and 5.17(portions) of the technical report titled “Technical Report On Mining And Processing Assets Of Peak Goldmines, In New South Wales, Australia And Minera Alumbrera Ltd., In Argentina” and dated January, 2003 relating to the Peak Gold Mines and Minera Alumbrera properties;

8.	I am independent of the parties involved in the transaction for which this report is required, as defined in Section 1.4 of NI 43-101;

9.	I have had no prior involvement with the mineral properties in question;

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument;

11.	As of the date of this certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;
Dated this 20th day of September 2006

/s/ B. Terrence Hennessey
B. Terrence Hennessey, P.Geo.

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